Exhibit 3.1

AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED BYLAWS
OF
BLACKROCK, INC.

Effective upon (i) the approval by the stockholders of BlackRock, Inc. (the “Company”) of the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (the “Charter Amendment”) to eliminate the provisions for the classification of the Company’s Board of Directors and (ii) the filing of the Charter Amendment with the office of the Secretary of State of the State of Delaware, the Amended and Restated Bylaws of the Company (the “Bylaws”) shall be amended as follows:

1.	Section 3.2(c) of the Bylaws is hereby amended to read in its entirety as set forth below:

(c) The directors shall hold office in accordance with the provisions as set forth in the Certificate of Incorporation.

2.	Section 3.3 of the Bylaws is hereby amended to read in its entirety as set forth below:

Unless otherwise required by law, by any Stockholder Agreement or by the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, or by the stockholders if such vacancy resulted from the action of stockholders (in which event such vacancy may not be filled by the directors or a majority thereof), and in any event the directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

3.	Section 3.4 of the Bylaws is hereby amended to read in its entirety as set forth below:

Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the votes of capital stock then entitled to vote in the election of directors at a meeting of stockholders called for that purpose, except that Continuing Classified Directors (as defined in the Certificate of Incorporation) and any director appointed to fill a vacancy of any Continuing Classified Director may be removed only for cause. “Cause” for removal of a director shall be deemed to exist only if: (i) the director whose removal is proposed has been convicted, or when a director is granted immunity to testify when another has been convicted, of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been found by the affirmative vote of a majority of the Directors then in office at any regular or special meeting of the Board of Directors called for that purpose, or by a court of competent jurisdiction, to have been guilty of willful misconduct in the performance of his duties to the Corporation in a matter of substantial importance to the Corporation; (iii) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability as a director of the Corporation; or (iv) the entry of any order against such director by any governmental body having regulatory authority with respect to the Corporation’s business. Notwithstanding the foregoing, whenever holders of outstanding shares of one or more series of Preferred Stock are entitled to elect directors of the Corporation pursuant to the provisions applicable in the case of arrearages in the payment of dividends or other defaults contained in the resolution or resolutions of the Board of Directors providing for the establishment of any such series, any such director of the Corporation so elected may be removed in accordance with the provisions of such resolution or resolutions.